Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
June 26, 2007
Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Van Kampen Dynamic Credit Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-141816 and 811-22043)
Dear Mr. Greene:
     Thank you for your written comment letter dated May 14, 2007 and the supplemental verbal comment provided on May 22, 2007 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) by Van Kampen Dynamic Credit Opportunities Fund (the “Fund”) on April 2, 2007 (the “Registration Statement”). We have described the changes made to the Registration Statement in response to your comments or have otherwise provided explanations or supplementary information as requested below. Where changes were necessary in response to your comments, they were reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, which was filed via EDGAR on May 25, 2007, or, with respect to comments 23, 38 and 46, will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, which will be filed via EDGAR on or about June 26, 2007. The Fund has revised its response to comment 42 herein.
General

Comment 1	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, add disclosure that explains what you mean by the term “credit,” as used in the terms “credit-related debt securities,”“credit cycle,”“credit derivatives,” and “credit securities market.” Add disclosure that explains more fully what the Fund means by the phrase “non stressed, stressed and distressed issuers”. Delete the redundant disclosure appearing under the sub-caption “Portfolio Contents.” In addition, the latter paragraph appears long and dense and should be separated into more than one paragraph.

Response 1	The Fund has deleted the term “credit-related debt securities” from the Prospectus. In lieu thereof, the Fund has made revisions to consistently refer to “credit securities” throughout the Prospectus and has added disclosure to the front cover of the Prospectus defining the term “credit securities.” The Fund has added disclosure describing “credit analysis,” “credit cycle” and “non-stressed, stressed and distressed issuers.”

With regard to redundant disclosure appearing under “Portfolio Contents,” the Fund has deleted the redundant disclosure.

With regard to separating the latter paragraph into more than one paragraph, the Fund has separated the first paragraph on the inside front cover entitled “Portfolio Contents” and in corresponding locations throughout the Prospectus into three paragraphs as requested.

Comment 2	Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statement. In this regard, indicate whether the NASD has reviewed the payments by the adviser to UBS Securities LLC of shareholder servicing fees, and marketing and structuring fees to Morgan Stanley & Co. Incorporated, in connection with the sale of Fund shares as discussed under the caption “Underwriters” and “Shareholder Servicing Fee, Additional Compensation and Other Relationships.” Indicate also whether the NASD aggregated such payments with sales loads, sales incentives or other fees for purposes of determining compliance with NASD guidelines. Generally, the prospectus should state the aggregate of such fees.

Response 2	The Registration Statement has been filed with the NASD and any servicing fee arrangements, additional compensation arrangements and/or marketing and structuring fee agreement will be filed with the NASD. It is our understanding that the NASD routinely takes into consideration the value of such arrangements, even though paid by the Fund’s investment adviser (the “Adviser”) and not the Fund, when determining compliance with NASD guidelines on underwriter compensation. The underwriters will obtain clearance from the NASD prior to the effective date of the offering. The front cover of the Prospectus, in footnote 1, discloses that the aggregate compensation received by the Underwriters will not exceed 9.00% of the aggregate initial offering price.

Comment 3	The table on the cover page disclosed the amount of shares being registered. Confirm that shares used to fulfill over-allotments will be included in the shares being registered.

Response 3	The Fund intends to register the appropriate number of shares, including the number of shares expected to be utilized for over-allotments, in the Fund’s Registration Statement that the Fund expects to be declared effective by the Commission or in any 462(b)(3) filing made by the Fund.

Comment 4	Explain the Fund’s plan for addressing its obligation to file EDGAR reports with respect to the fidelity bond coverage required by Rule 17g-1 under the 1940 Act.

Response 4	The Fund intends to comply with Rule 17g-1 under the 1940 Act by filing its fidelity bond electronically with the Commission.
Prospectus Cover

Comment 5	The Fund’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. Explain how the Fund expects to accomplish its secondary objective by investing primarily in the credit securities market.

Response 5	The Fund has added disclosure to the front cover of the Prospectus and in corresponding locations throughout the Prospectus clarifying how the Fund expects to achieve its secondary investment objective. In addition, the Fund has added the following additional disclosure to the “Investment objectives, principal investment strategies and risks — Portfolio Composition” section of the Prospectus:
Credit securities that are or become stressed or distressed generally trade at prices below par, thus creating opportunities for capital appreciation (or loss) as the values of such securities change over time.

Comment 6	Disclosure under the sub-caption “Rationale” indicates that reallocating portfolio investments at different points during the credit cycle is critical to accomplishing the Fund’s goals. At an appropriate location, disclose the impact of the Fund’s reallocation strategy on the Fund’s expenses and expense ratio.

Response 6	The Fund has added the following disclosure to the “Investment objectives, principal investment strategies and risks - Portfolio Composition” section of the Prospectus:
The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Adviser or the Subadviser believes the potential for high current income or capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. Under normal market conditions, the Fund generally expects its portfolio turnover to be less than 100%. A high portfolio turnover rate (100% or more) increases a fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact a fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if a fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Adviser or the Subadviser considers portfolio changes appropriate.

Comment 7	Given the nature of the Fund’s investments in positive economic environments, as discussed under this sub-caption, the cover page should disclose the risk of investing without limitation in lower rated obligations.

Response 7	The Fund has added the following disclosure in bold face type to the front cover of the Prospectus:
Before buying any common shares you should read the discussion of the principal risks of investing in the Fund, including that the Fund may invest all or a substantial portion of its assets in below investment grade securities which are often referred to as high yield, high risk investments or “junk” securities, summarized in “Prospectus summary — Principal Investment Risks” beginning on page ___of this Prospectus and the further discussion of risks described in “Investment objectives, principal investment strategies and risks” beginning on page ___of this Prospectus.

Comment 8	Other disclosures under the sub-caption states: “In less positive economic environments characterized by, among other things, high default rates, the Fund will generally seek to protect principal and enhance returns by exploiting market inefficiencies and will emphasize more balanced investments among Senior Loans and second lien or other subordinated loans, including stressed and distressed credit securities.” Because the Fund does not have an objective of protecting principal, explain to the Staff whether the quoted disclosure reflects a defensive investing position.

Response 8	Please note, in response to this and other comments, the Fund has revised the disclosure as follows:
In less positive economic environments characterized by, among other things, high default rates, the Fund will continue to seek high current income and capital appreciation by exploiting market inefficiencies and will emphasize more balanced investments among Senior Loans and second lien or other subordinated loans, including stressed and distressed credit securities.

As the Fund’s disclosure states, the Fund seeks to invest opportunistically in different instruments at different parts of the credit cycle (positive economic environments and less positive economic environments).

The Fund does not consider this disclosure (or the reference to protecting principal) to be a “defensive” position. Notwithstanding this fact, the Fund has deleted the words “seek to protect principal.”

Comment 9	Add the cross reference required by Item 1.j. of Form N-2 regarding the Fund’s speculative or high risk policies.

Response 9	The Fund has added the requested cross reference to the front cover of the Prospectus.

Comment 10	The pricing table on the inside cover indicates that the adviser’s payment of additional compensation to the underwriters is not reflected in the table. Explain to the Staff why those payments are not reflected.

Response 10	The payments made by the Adviser to the underwriters are not reflected in the pricing table on the front cover of the Prospectus because such payments have no bearing on the “Price to public,” “Sales load,” or “Proceeds to Fund.” Item 1, instruction 2 of Form N-2 instructs registrants to only include the sales loads paid by the shareholder in the table and that commissions paid by other persons shall be noted and described in a footnote. The Fund respectfully submits that it has noted and included a footnote as required by Form N-2.

Comment 11	Disclosure sub-captioned “Portfolio Contents” indicates that under normal market conditions the Fund will invest at least 80% of its net assets in debt obligations. Add additional disclosure to indicate that the Fund will invest at least 80% of its net assets in credit-related securities or explain the significance of “credit” in the Fund’s name.

Response 11	See also response to Comment 1. The Fund has deleted the term “credit-related” from the Prospectus and has defined the term “credit securities.” In addition, the Fund has revised its 80% policy to state the following:

Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in any combination of the following credit securities: (i) senior secured floating rate and fixed rate loans (“Senior Loans”); (ii) second lien or other subordinated or unsecured floating rate and fixed rate loans or debt; and (iii) other debt obligations, including high-yield, high-risk obligations. The Fund may also invest in swaps, including credit default, total return, index and interest rate swaps. To the extent that the Fund invests in structured products or swaps that gain exposure to credit securities, such securities will be counted for purposes of the Fund's 80% policy.

Comment 12	Disclosure on the inside cover page states that, although the Fund will not be managed for maturity or duration, given the nature of the Fund’s portfolio, the portfolio may have “low average duration.” Provide an example or explain what constitutes low average duration for purposes of the Fund’s investments.

Response 12	Duration provides an alternative approach to assessing a security’s market risk. Duration measures the expected life of a security by incorporating the security’s yield, coupon interest payments, final maturity and call features into one measure. The Fund has added the following emphasized example to the inside cover page of the Prospectus and to corresponding locations throughout the Prospectus as requested:
[a]lthough the Fund will not be managed for maturity or duration, given the nature of the Fund’s portfolio, the portfolio may have low average duration (generally, four years or less).

Comment 13a	Disclosure in the second paragraph on the inside cover page indicates that, although the Fund does not currently intend to invest in emerging market countries; “the Fund may do so if it determines that such investments are appropriate for the Fund.” However, the prospectus is unclear regarding the emerging market countries in which the Fund may invest.

Response 13a	The Fund has added the following disclosure to the “Prospectus summary — Portfolio contents” section of the Prospectus:
The Fund considers emerging market countries to be those countries that the international financial community, including the International Bank for Reconstruction and Development (more commonly known as The World Bank) and the International Finance Corporation, considers to be emerging or developing countries on the basis of such factors as trade initiatives, per capita income and level of industrialization.

Comment 13b	Other disclosure in that paragraph states that: “Under normal market conditions, the Fund will invest in securities of issuers located in at least [three] different countries, including the United States.” Funds with names that include words such as “global” or “international,” which suggests broad diversification throughout the world, should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. See Investment Company Act Release No. 24828 (January 17, 2001). Revise the disclosure accordingly, including how much of the Fund’s assets will generally be invested outside the U.S.

Response 13b	The Fund respectfully believes that this Comment is no longer relevant. As indicated above, the Fund has changed its name to Van Kampen Dynamic Credit Opportunities Fund.

Comment 14	The fifth paragraph relates to the Fund’s sub-adviser and notes that it has experience managing investment funds. Confirm that the sub-adviser is registered under the Investment Advisers Act of 1940 and disclose whether the referenced funds are registered under the 1940 Act.

Response 14	Avenue Europe International Management, L.P., the Fund’s investment subadviser (the “Subadviser”), is registered under the Investment Advisers Act of 1940 as a registered investment adviser. The other entities that the Subadviser manages are not registered under the 1940 Act; the Fund has added such disclosure to the paragraph referenced.

Comment 15	The ninth paragraph contains disclosure which states that: “You should assume that the information in this Prospectus is accurate only as of the date of this Prospectus.” State that the Fund will update the disclosure during the offering for any material changes.

Response 15	The Fund has deleted the referenced disclosure. The Fund understands that it is responsible for the adequacy and accuracy of the disclosures in the Registration Statement as of the date of its filing and during the offering.

Comment 16	Disclosure captioned “The Offering” indicates that the adviser has agreed to pay certain offering and organizing costs. Confirm that neither the adviser nor any affiliate may recapture any such payments.

Response 16	Neither the Adviser nor any affiliate may recapture any payments that the Fund’s investment adviser has agreed to pay in connection with the offering and the Fund’s organizational costs.

Comment 17	The next paragraph discloses that: “The Fund believes that reallocating investments in this way will opportunistically emphasize those investments and categories of investments best suited to the current environment and outlook.” Explain how investors will know which economic environment the Fund is experiencing.

Response 17	The Adviser and the Subadviser, based on their experience and expertise, will assess the market and make their own assessments regarding the current economic environment and the outlook and then determine which investments are appropriate for the Fund. The Fund does not believe that an investor necessarily needs to be aware of which economic environment the Adviser and Subadviser believe the Fund is experiencing at any given time in order to make an informed investment decision regarding the Fund. However, the Fund, in its annual reports to shareholders, will typically give a market overview as currently viewed by the Adviser and the Fund will list its portfolio of investments for shareholders. Thus, the Fund believes that a shareholder will have adequate information regarding the economic environment that the Fund’s Adviser and Subadviser believe the Fund is currently experiencing.

The Fund has made changes and reordered the paragraph entitled “Rationale” on the front cover of the Prospectus and in corresponding locations throughout the Prospectus and has added the following disclosure to the “Investment objectives, principal investment strategies and risks — Portfolio Contents” section of the Prospectus to clarify for investors how the Fund opportunistically invests in categories of investments best suited to the current environment and outlook:
The Fund will assess the market and make an assessment regarding the current economic environment and outlook and then determine which investments are appropriate for the Fund. You will find information about the Fund in its annual and semiannual reports to shareholders. The annual report explains the market conditions and investment strategies affecting the Fund’s performance during its last fiscal year.

Comment 18	The sub-caption “Portfolio contents” indicates that the Fund will invest, without limitation, in loans. Explain how such loans differ from the Fund’s debt securities investments. The first paragraph also contains a reference to the “Avenue-Credit Thresholds” and refers readers to another location for an explanation of the term. Explain the term at the point of its first use.

Response 18	Please see also responses to Comments 1 and 11. This Fund invests in “credit securities” — loans, debt and other loan-related and debt-related instruments. The Fund’s disclosure under “Investment objectives, principal investment strategies and risks” provides information on loans and how loans differ from debt instruments (debentures and bonds). The reference to “without limitation” in the paragraph cited refers to the Fund being permitted to invest “without limitation in obligations below investment grade,” not necessarily with respect to only “loans” as the Staff’s comment suggests. The Fund respectfully believes that the disclosure throughout the “Prospectus summary — Investment Objectives and Principal Investment Strategies” and “Investment objectives, principal investment strategies and risks” sections of the Prospectus adequately describes the Fund’s investments in both “loans” and other “debt securities.”

With regard to the reference to the “Avenue-Credit Thresholds” term, the Fund respectfully believes that a reference on the inside front cover under the “Portfolio Contents” section with the definition of the term in the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section is more easily readable and understood by investors. The Fund believes that the “Portfolio Contents” should describe the types of investments in which the Fund as a whole will invest. The Fund also believes that the definition of the term “Avenue-Credit Thresholds,” which are only applicable to investments made by the Subadviser with respect to its portion of the Fund’s assets, would take away from the Plain English sought in the section and the description of the Fund’s overall investments. The Fund notes that it has provided a cross reference to the section of the Prospectus where the term is defined immediately after the use of the term. The Fund respectfully believes that the term is defined at the appropriate location in the Prospectus.

Comment 19	The next paragraph discusses the Fund’s investments in U.S. and non-U.S. issuers. Disclose the percentage of Fund investments in U.S. issuers.

Response 19	Please see response to Comments 13b and 22.

Comment 20	Disclosure captioned “Investment Objectives and Principal Investment Strategies — Investment Philosophy” discusses the adviser’s investment process and indicates in the second sentence of the first paragraph that it will emphasize “liquidity, diversification and relative value.” Explain the underlined term. Also, explain the significance of the clause: “and active use of the secondary market for loans to manage risk;” and whether the policy reflected by that clause will result in high portfolio turnover.

Response 20	Regarding the term “relative value,” the Fund has added the following emphasized disclosure to the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section of the Prospectus:
The Adviser employs a valuation driven investment approach grounded in a bottom-up investment selection process and top-down portfolio construction process to derive a portfolio based upon fundamental analysis with an emphasis on liquidity, diversification and relative value (i.e., the risk, liquidity and potential return of one investment relative to another).

Regarding the clause, “and active use of the secondary market for loans to manage risk,” the Fund notes that the clause describes one of the Adviser’s strategies in managing in the Fund. It is intended to disclose to investors one of the ways that the Adviser intends to manage some of the Fund’s risks. The Fund has changed the words “active use” to “utilization” and has added the following emphasized disclosure to the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section of the Prospectus:
The Adviser’s philosophy is based on fundamental credit, collateral and structural analysis of the underlying investments; a strong belief in portfolio diversifications including issuer, industry, sponsor, underwriter and agent; and utilization of the secondary market for loans to manage risk (i.e., diversifying interest rate and credit risk among investors).

Regarding portfolio turnover, the Fund has added the following disclosure to the “Investment objectives, principal investment strategies and risks — Portfolio Composition” section of the Prospectus:
The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Adviser or the Subadviser believes the potential for high current income or capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. Under normal market conditions, the Fund generally expects its portfolio turnover to be less than 100%. A high portfolio turnover rate (100% or more) increases a fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact a fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if a fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Adviser or the Subadviser considers portfolio changes appropriate.

Comment 21	The second paragraph under this sub-caption discloses that the sub-adviser conducts extensive research and analysis “using a top-down/bottom-up approach to find undervalued opportunities considering macroeconomics themes and detailed fundamental analysis.” Add disclosure which explains in fuller detail the meaning of the quoted disclosure.

Response 21	The Fund has added the following emphasized disclosure to the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section of the Prospectus:
The Subadviser’s investment team conducts extensive research and credit analysis using a top-down macro and bottom-up fundamental and credit research approach to find undervalued opportunities. The Subadviser engages in two parallel exercises to identify investment opportunities for the Fund. First, the Subadviser seeks to understand historic and prospective industry trends affecting an investment opportunity. Such analysis may include a review of the industry’s growth potential, cyclicality, barrier to entry, substitutability, capacity utilization, end marker customer and relevant legal or regulatory issues. Second, the Subadviser evaluates an issuer’s fundamentals (e.g., issuer’s financials and operations, including, but not limited to, sales, earnings, growth potential, assets and debt) and management.

Comment 22	Disclosure in the third paragraph indicates that a portion of the Fund’s assets will be managed by the sub-adviser. Identify the amount of assets to be advised by the sub-adviser or, if not a fixed amount, disclose the basis of allocating assets to the sub-adviser. Identify the domicile of issuers covered by the following disclosure which also appears in the third paragraph: “Euro-denominated investments issued by non-European issuers.”

Response 22	With regard to the amount of assets to be managed by the Subadviser, the Fund has added the following emphasized disclosure to the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section of the Prospectus:
The Adviser will allocate a portion of the Fund’s assets to be managed by the Subadviser based on the Adviser’s assessments of market conditions and such allocations will change over time without limitation.

With regard to the domicile of issuers covered by the disclosure cited, the Fund has added the following emphasized disclosure to the “Prospectus summary — Investment Objectives and Principal Investment Strategies — Investment philosophy” section of the Prospectus:
It is currently expected that the Subadviser will invest its portion of the Fund’s assets primarily, but not exclusively, in issuers located in long-time European Union countries (particularly the United Kingdom, The Netherlands, Germany, France, Italy and the Scandinavian states, and may pursue opportunities in Central Europe and recently admitted European Union countries) and in Euro-denominated investments issued by non-European issuers (particularly in the Middle East, Africa and North America).

Comment 23	The fourth paragraph under this sub-caption discloses that:
“The Subadviser will invest its portion of the Fund’s assets only in obligations with total yields at the time of purchase below an applicable benchmark plus a credit spread set from time to time by the Subadviser (the ‘Avenue-Credit Thresholds’).” Provide an example which illustrates the operation of this policy and identify the benchmark.

Response 23	The Fund has added the requested disclosure.

Comment 24	Define the terms “consistent returns” and “benchmark currencies” appearing in the next paragraph. The paragraph also contains disclosure regarding the allocation of investments based on total yield relative to the Avenue-Credit Threshold. Explain why this allocation bears no relation to or does not consider the Fund’s secondary objective of capital appreciation. Explain also why it appears that the lesser performing investments are allocated to the Fund and that better performing investments are allocated to the sub-adviser’s other accounts.

Response 24	The Fund has deleted the references to “consistent returns” and “benchmark currencies” and added the emphasized disclosure in the “Prospectus summary—Investment Objectives and Principal Investment Strategies—Investment philosophy” section of the Prospectus:

The Subadviser seeks to achieve the Fund’s investment objectives while carefully evaluating risk/return within the capital structure of a company, as well as the industry and asset class.

The Subadviser will typically make non-controlling investments in companies to provide maximum trading flexibility and will generally purchase Euro-denominated securities.

With regard to the allocation and its relation to the Fund’s secondary investment objective, the Fund respectfully submits that the allocation and the Avenue-Credit Thresholds do satisfy both the Fund’s primary investment objective of high current income and the secondary investment objective of capital appreciation. Securities under the Avenue-Credit Thresholds generally include performing and stressed securities and stressed securities generally trade below par, offering opportunities for capital appreciation. Furthermore, as the Avenue-Credit Thresholds change over time, the investments available for the Fund with respect to the portion of the Fund’s assets managed by the Subadviser change over time as well. This means that, during different economic environments, more or less investments with the potential to achieve greater capital appreciation may be included within the Avenue-Credit Thresholds as investments to be made for the Fund.

The Fund does not believe that the additional disclosure gives the appearance that the “lesser performing investments are allocated to the Fund and the better performing investments are allocated to the sub-adviser’s other accounts.” As described in the prospectus, “the expected risk and return profile for the Subadviser’s portion of the Fund’s assets is lower than for the Subadviser’s other accounts.” Since the risk/return profiles differ, the Subadviser meets the respective profiles of the Fund versus its other clients by use of this threshold.

Comment 25	Disclosure captioned “The Offering — Leverage” discusses the Fund’s policy regarding the use of financial leverage and includes a statement that: “The Fund generally will not use financial leverage if it would result in a lower return to holders of Common Shares over time.” Explain or define the phrase “over time”.

Response 25	The Fund has deleted the words “over time” to avoid confusion.

Comment 26	Add disclosure to the second paragraph under this sub-caption to the effect that:
If preferred shares are used, preferred shareholders will have rights to elect a minimum of two directors. This voting power may negatively affect common shareholders (or the interests of preferred shareholders may differ from the interest of common shareholders).

Response 26	The Fund has added the requested disclosure.

Comment 27	Revise the first paragraph captioned “The Adviser and Subadviser” to indicate the amount of the advisory fee. Revise the second paragraph to disclose the amount of the sub-advisory fee and the entity that pays that fee.

Response 27	The Fund respectfully submits that the paragraphs referenced are intended to provide general information regarding each of the Adviser and the Subadviser and the disclosure regarding the amount of the advisory fees is in the “Summary of Fund expenses” and in the “Management of the Fund — The Adviser” and “Management of the Fund — The Subadviser” sections of the Prospectus. The latter section has been revised to clearly indicate the fees payable by the Fund to the Adviser and fees payable by the Adviser to the Subadviser. See also Comment 50. The Fund respectfully believes that this complies with the requirements of Item 9 of Form N-2 and does not believe that the revisions requested to the “Prospectus summary — The Adviser and Subadviser” section are necessary.

Comment 28	Disclosure captioned “Distributions” states: “To permit the Fund to maintain more stable monthly distributions, the Fund may from time to time distribute less than the entire amount of income earned in a particular period.” In light of this policy, explain to the staff whether the Fund intends to manage distributions to shareholders and, if so, whether it is expected that a portion of such distributions may consist of returns of capital.

Response 28	The Fund does not have a managed distribution policy, does not intend to maintain level distributions and therefore, does not expect to distribute returns of capital to shareholders. To avoid confusion, the Fund has deleted the first half of the sentence referenced.

Comment 29	Revise the disclosure captioned “Closed-End Structure” by adding a discussion regarding the necessity of converting illiquid securities to suitable investments in the event of a conversion to open-end status. Disclose the Fund’s current policy regarding illiquid investments.

Response 29	The Fund has added the following disclosure to the “Closed-end fund structure” section of the Prospectus:
Additionally, the Fund has no limitation on illiquid securities (closed-end funds are not required to have any such limitation) and indeed may invest all or a portion of its assets in illiquid securities. In order to meet redemptions upon request by shareholders, open-end funds typically cannot have more than 15% of their assets in illiquid securities. Thus, if the Fund were to convert to an open-end fund, it would have to adopt a limitation on illiquid securities and may need to revise its investment objectives, strategies and policies. The composition of the Fund’s portfolio and/or its investment policies could prohibit the Fund from complying with regulations of the SEC applicable to open-end management investment companies unless significant changes in portfolio holdings, including with respect to certain illiquid securities, and investment policies are made.

The Fund has added the following disclosure to the “Prospectus summary — Portfolio Contents” section of the Prospectus:

The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid.

Comment 30	Disclosure captioned “Income risk” discusses the relationship between income and interest rates. Provide a brief discussion of the inverse relationship between value and interest rates, i.e., when interest rates go up, the value of interest paying securities goes down. We note that although this concept is mentioned later in the filing, it should be disclosed in the prospectus summary.

Response 30	The Fund notes that the following disclosure is currently in the “Prospectus summary — Principal Investment Risks — Market risk” and “Investment objectives, principal investment strategies and risks — Principal Investment Risks of the Fund’s Principal Investment Strategies — Market risk” sections of the Prospectus (in each case, the “Market risk” precedes the “Income risk”):
Market risk is the possibility that the market values of securities owned by the Fund will decline. The values of fixed income securities tend to fall as interest rates rise, and such declines tend to be greater among fixed income securities with longer maturities.

In light of the Staff’s comment, the Fund has replaced the word “prices” for “values” as emphasized above to the two sections noted.

Comment 31	The fourth paragraph sub-captioned “Risks of Senior Loans” discusses the Fund’s acquisitions of assignments and participations. Confirm to the staff that the Fund does not originate senior loans, nor engage in syndicating such loans. Explain to the staff whether an assignment carries any possibility legal liabilities from the assignor.

Response 31	With regard to the origination of Senior Loans, the Fund may act as one of the group of original lenders originating a Senior Loan and does not engage in syndicating loans. The Fund also may purchase assignments and participations. While this is already disclosed in the section “Investment objectives, principal investment strategies and risks — Portfolio Composition — Senior Loans,” the Fund has also added this to this risk discussion.

With regard to whether an assignment carries any possible legal liabilities from the assignor, it is our understanding from the Adviser that there is no legal liability from the assignor.

Comment 32	Disclosure sub-captioned “Risks of structured products” states: “The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the issuer.” Expand the disclosure, if accurate, to indicate the Fund does not have such rights against the issuer or the entity that sold assets to the special purpose trust.

Response 32	The Fund has added the requested disclosure.

Comment 33	Delete the indicated disclosure from the first sentence of the discussion captioned “Risks of swaps,” as follows: “The Fund may enter into swap transactions, including, ~~but not limited to,~~ credit default. . .”

Response 33	The Fund has deleted the requested phrase.

Comment 34	Disclosure sub-captioned “Financial leverage risk” indicates that the investment advisory fees paid by the Fund will be calculated on the basis of the Fund’s managed assets, which includes proceeds borrowed under a credit facility and/or from the issuance of preferred shares. As appropriate, revise the disclosure to reflect the adviser’s conflict of interest with respect to the issuance of shares in light of the fact that the adviser’s fee is based on managed assets.

Response 34	The Fund has added the following emphasized disclosure to the “Prospectus summary — Principal Investment Risks — Financial leverage risk” section of the Prospectus:

The investment advisory fees paid by the Fund will be calculated on the basis of the Fund’s managed assets, which includes proceeds from the credit facility and/or the preferred shares, so the investment advisory fee paid by the Fund will be higher when financial leverage is utilized. This may create a conflict of interest between the Adviser and holders of Common Shares, as providers of the credit facility or holders of preferred shares do not bear the investment advisory fee, rather, holders of Common Shares bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds from the credit facility or the preferred shares.

Comment 35	The third paragraph refers to the use of credit facilities. Add fuller disclosure regarding the cost of utilizing credit facilities. For example, may the Fund be charged a fee even if it does not have any borrowings outstanding? May the credit facility have a lien on Fund assets?

Response 35	The Fund has added the following disclosure to the “Prospectus summary — Principal Investment Risks — Financial leverage risk” section of the Prospectus:

The credit facility fees may include, among other things, up front structuring fees, on-going commitment fees (including fees on amounts undrawn on the facility) in addition to the traditional interest expense on amounts borrowed. The credit facility may involve a lien on the Fund’s assets.

Comment 36	Disclosure sub-captioned “Strategic Transactions risk” discusses, in general terms, the Fund’s policies regarding derivative investments. With respect to such investments in futures, confirm that the investments do not include commodity-index derivatives of the type covered by Internal Revenue Service Revenue Ruling 2006-1.

Response 36	The Fund intends to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, and intends to meet all requirements associated therewith. The Fund does not intend to invest in commodity index derivatives that would change its intent to qualify as such a regulated investment company.

Comment 37	Regarding the risks discussed under this caption disclose whether the Fund has any limitation on the percent of assets it may invest in any major category of investment.

Response 37	The Fund has added the following disclosure to the “Prospectus summary — Principal Investment Risks — Strategic Transactions risk” and “Investment objectives, principal investment strategies and risks — Portfolio contents — Strategic Transactions” sections of the Prospectus:
The Fund may invest up to 20% of its net assets in Strategic Transactions.

Comment 38	Revise the fee table consistent with the following: i) move the footnotes appearing after “Annual Expenses” so as to follow the Example, and ii) clarify the second and third sentences of footnote 1 regarding the expenses to be borne by the Fund and the adviser. As stated in the introductory paragraph, the table assumes borrowings through a commercial paper program. Disclosure elsewhere in the filing states that: “The Fund expects to utilize financial leverage either by borrowing money through a credit facility or through the issuance of preferred shares.” Explain to the staff why this expected leverage is not reflected in the table. Finally, revise the paragraph following the example so as to make it prominent. See Instruction 11.d. to Item 3 of Form N-2.

Response 38	With regard to moving the footnotes, the Fund respectfully submits that the disclosure under “Summary of Fund expenses,” as currently presented, complies with the requirements of Form N-2. Specifically, the Fund believes that moving the footnotes to the “Summary of Fund expenses” table to after the “Example” and accompanying text would hinder shareholders’ ability to comprehend the information presented in the “Summary of Fund expenses” table.

With regard to clarifying footnote 1, the Fund has done so.

With respect to the introductory paragraph, the Fund has revised the disclosure in the introductory paragraph to the “Summary of Fund expenses” table to clarify that the table assumes leverage in the form of borrowings in an amount up to 331/3% of the Fund’s total assets. The actual figures in the table, including the “Interest payments on borrowed funds” figure, reflect the leverage in the form of borrowings as contemplated by the Fund.

With regard to the paragraph following the example, the Fund notes that the paragraph is currently in bold face type, therefore appearing prominent in the text.

Comment 39	Revise the discussion captioned “Portfolio Contents” by deleting the following indicated disclosure: ~~“Under normal market conditions,~~ the Fund will not invest 25% or more of its total assets in issuers that conduct their principal businesses in the same industry.” In this connection, explain whether the Fund proposes to concentrate for defensive purposes.

Response 39	The Fund has deleted the indicated disclosure as requested. The Fund does not propose to concentrate for defensive purposes.

Comment 40	Revise the discussion captioned “Investment Philosophy” by substituting the word “focus” in place of concentrated as indicated in the following disclosure: “It is currently expected that the Subadviser will ~~concentrate~~ focus its portion of the Fund’s assets primarily . . .”

Response 40	The Fund has substituted the word “invest” in place of “concentrated.”

Comment 41	The third paragraph of the discussion captioned “Portfolio Composition” discloses that the Fund may invest in loans. Explain whether these investments constitute securities. Further, add disclosure regarding the market for and the liquidity of such investments.

Response 41	Investments by registered investment companies in loans are securities under the 1940 Act. Because the market for and the liquidity of such investments does differ in some ways from other debt securities, the Fund, like other funds that invest in loans, has disclosure in separate sections of the Prospectus (see “Prospectus summary — Principal Investment Risks — Risks of Senior Loans,” “Investment objectives, principal investment strategies and risks — Portfolio Composition — Senior Loans”) describing Senior Loans, their risks and liquidity issues, among other disclosures.

The Fund respectfully believes that the disclosure in the “Prospectus summary — Principal Investment Risks — Risks of Senior Loans,” “Prospectus summary — Principal Investment Risks — Risks of second lien or other subordinated or unsecured loans or debt,” “Investment objectives, principal investment strategies and risks — Portfolio Composition — Senior Loans” and “Investment objectives, principal investment strategies and risks — Second lien or other subordinated or unsecured loans or debt” adequately and sufficiently describes the market for and the liquidity of loans and does not believe that additional disclosure is necessary.

Comment 42	Disclosure sub-captioned “Senior Loans” discloses that: “The Fund may act as one of the group of original lenders originating a Senior Loan, may purchase assignments (as defined below) of portions of Senior Loans from third parties and may invest in participations (as defined below) in Senior Loans.” Add disclosure indicating whether any liability attaches to the originators where the senior loans are sold through participations. See our earlier related comment 33.

Response 42	The Fund does not act as an originator of senior loans that are then sold through participations. Thus, the Fund respectfully does not believe that additional disclosure regarding the liability of such activity is necessary.

Comment 43	Disclosure in the fourth paragraph states that: “In some cases, a Senior Loan may be secured only by stock of the borrower or its subsidiaries.” Add disclosure regarding the possibility that the borrower may be in financial difficulty and that its stock collateral may decline in value.

Response 43	The Fund has added the requested disclosure to the “Investment objectives, principal investment strategies and risks — Portfolio Composition — Senior Loans” section of the Prospectus.

Comment 44	Disclosure sub-captioned “Second lien or other subordinated or unsecured loans” indicates that second lien interests are second in priority of payment to one or more senior loans and that subordinated loans may rank lower in priority of payment to one or more senior loans and second lien interests of borrowers. Add disclosure which explains the difference between second lien and subordinated loans. Explain also whether subordinated loans ever have parity with senior loans in terms of payment of interest or principal, or both.

Response 44	The Fund respectfully directs the staff to the following disclosure in the section referenced, which the Fund believes adequately describes the differences between second lien and subordinated loans: “Second lien interests are second in priority of payment to one or more Senior Loans of the related borrower and are typically secured by a second priority security interest or lien to or on specified collateral securing the borrower’s obligation under the interest...Subordinated loans or debt may, and generally will, rank lower in priority of payment to one or more Senior Loans and second lien interests of the borrower...Subordinated secured loans or debt typically are secured by a lower priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan, and typically have more subordinated protections and rights than Senior Loans and second lien interests.” Thus, the Fund respectfully does not believe that additional disclosure is necessary.

With regard to whether subordinated loans ever have parity with senior loans, the Fund notes that in some rare circumstances, such as in certain bankruptcy or similar proceedings, subordinated debt could be paid pari passu with more senior debt.

Comment 45	With respect to the last paragraph under this sub-caption, explain the significance of the word “generally” in the following sentence: “Unsecured loans generally have lower priority in right of payment compared to holders of secured interests of the borrower.”

Response 45	The Fund notes that in some, unusual circumstances, such as a result of a bankruptcy proceeding, it could be possible that a holder of a secured interest could have a lower priority in right of payment than a holder of an unsecured interest. Thus, the Fund believes that the word “generally” provides the adequate disclosure that, in most circumstances or “generally,” unsecured loans are lower in priority than secured interests. The Fund respectfully does not believe that adding an example such as this is helpful to investors, as it would likely confuse investors.

Comment 46	Disclosure under the discussion sub-captioned “Structured products” states that: “investors in structured products generally pay their share of the structured product’s administrative and other expenses.” In light of this disclosure provide a fuller discussion regarding the types of entities issuing structured investments, including disclosure that more clearly describes the issuers or entities referred to and whether such issuers are, excepted from, or exempted under the 1940 Act.

Response 46	The Fund has added the following disclosure to the “Investment objectives principal investment strategies and risks — Structured products” section of the Prospectus:
Structured products may be private investment funds not registered under the 1940 Act or other registered investment companies. Investment in such products involve operating expenses and fees that are in addition to the expenses and fees of the Fund, and such expenses and fees are borne indirectly by holders of the Fund’s Common Shares. For structured products that are registered under the 1940 Act, please also see “Other Investments — Securities of other investment companies.”

Comment 47	Revise the discussion captioned “Strategic Transactions” to disclose any applicable percentage limit regarding the Fund’s investments in such instruments. Disclosure in the first paragraph states that: “The Fund generally seeks to use certain Strategic Transactions as portfolio management or hedging techniques. Explain to the staff whether the underlined term means that the Fund will engage in these transactions for speculative purposes.

Response 47	The Fund has added the following disclosure to the “Prospectus summary — Principal Investment Risks — Strategic Transactions risk” and “Investment objectives, principal investment strategies and risks — Portfolio contents — Strategic Transactions” sections of the Prospectus:
The Fund may invest up to 20% of its net assets in Strategic Transactions.

With respect to how the Fund plans to use Strategic Transactions, the Fund respectfully directs the Staff to the next succeeding two sentences which detail the Fund’s intended use of Strategic Transactions. “In doing so, the Fund seeks to protect against possible adverse changes in the market value of securities held in or to be purchased for the Fund’s portfolio, protect the Fund’s unrealized gains, facilitate the sale of certain securities for investment purposes, protect against changes in currency exchange rates or adjust the exposure to a particular currency, manage the effective maturity or duration of the Fund’s portfolio, or establish positions in the derivatives markets as a substitute for purchasing or selling particular securities. The Fund may also use Strategic Transactions to earn income.”

Comment 48	With respect to the discussion captioned “Other Investments — Securities of other investment companies,” explain whether these investments are non-principal and, if applicable, any percentage limit on this activity. Further, add disclosure regarding the type of funds the Fund expects to purchase.

Comment 48	The Fund does not expect its investments in securities of other investment companies to be a principal investment strategy of the Fund, and as such, the Fund has placed this disclosure under the section of the Prospectus entitled “Other Investments” and not “Investment objectives, principal investment strategies and risks.”

With regard to the types of funds the Fund expects to purchase, the Fund does not have any specific “type” of investment company contemplated for purchase at this time.

Comment 49	Disclosure sub-captioned “Private placements and restricted securities” states that: “The Fund has no liquidity limitation or restriction; thus, some or all of the Fund investments may be in illiquid securities.” This disclosure should appear in the summary.

Response 49	The Fund has added the requested disclosure to the “Prospectus summary — Portfolio contents” section of the Prospectus.

Comment 50	Revise the following disclosure appearing under the sub-caption “The Subadviser” so as to specify the amount of the fee: “The Adviser pays the Subadviser a portion of the investment advisory fee that the Adviser receives from the Fund.”

Response 50	The Fund has revised the disclosure in the “Management of the Fund — The Subadviser” section as requested.

Comment 51	Revise the penultimate paragraph of the discussion captioned “Common Shares” by substituting “Shareholders” for “Shares.” Thus, the disclosure would thereafter read as follows: “Any additional offering will not be sold at a price per Common Share below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing Common Shareholders or with the consent of a majority of the Fund’s outstanding Common ~~Shares~~ Shareholders.” See Section 23(b) of the 1940 Act.

Response 51	The Fund has revised the disclosure in the “Description of capital structure — Common Shares” section of the Prospectus as requested.

Comment 52	Revise the following caption by adding the underlined clause “Shareholder Servicing Fee, Additional Compensation to Underwriters and Other Relationships.” Disclosure under this discussion indicates that Morgan Stanley will be paid a marketing and structuring fee by the adviser equal to a certain percentage of the aggregate price to the public of the common shares sold by Morgan Stanley: “(including shares over-allotted by Morgan Stanley & Co. Incorporated regardless of whether the underwriters’ over-allotment option is exercised).” Explain to the staff the reason and basis for compensating the underwriter with respect to shares not sold.

Response 52	The Fund has revised the caption as requested.

It is anticipated that the Adviser, and not the Fund, will pay a marketing and structuring fee to Morgan Stanley & Co. Incorporated as disclosed on the cover page of the prospectus and in the prospectus section entitled “Underwriters — Shareholder Servicing Fee, Additional Compensation to Underwriters and Other Relationships.” Morgan Stanley & Co. Incorporated works with the Adviser to design a fund that will appeal to investors, using Morgan Stanley & Co. Incorporated’s current knowledge of, and experience with, the investment objectives of its customer base and its experience in marketing other closed-end funds. The parties believe this service is of value to the Adviser because it helps to facilitate a successful offering, thereby enhancing and maintaining the Adviser’s reputation in the closed-end fund market.

The marketing and structuring fee was discussed in initial conversations between the Adviser and Morgan Stanley & Co. Incorporated regarding the terms of the proposed offering, and the parties agreed to proceed on the basis that such a fee would be included in this transaction. The Adviser was aware that similar fees are common features of closed-end fund offerings.

The marketing and structuring fee is not a condition or an inducement for the provision of underwriting services; however, because the fee contributes to the overall value of the transaction to Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. Incorporated takes into consideration the benefit it expects to receive from the fee when agreeing to all other aspects of its participation in the offering.

The Registration Statement, which discloses the marketing and structuring fee, has been filed with the NASD. The marketing and structuring fee agreement is currently being negotiated and has not yet been filed with the NASD, although Morgan Stanley & Co. Incorporated has confirmed that it intends to file it with the NASD prior to seeking a no-objections letter. The Fund has been advised by counsel to the underwriters that it is the understanding of such counsel that the NASD routinely takes into consideration the value of the marketing and structuring fee (and similar fees), even though paid by an investment adviser and not a fund, when making a determination about the fairness and reasonableness of the underwriting terms and arrangements.

Comment 53	Disclosure in the first paragraph states that: “Under the terms of the Shareholder Servicing Agreement, UBS Securities LLC is relieved from liability to the Adviser or the Fund for any act or omission to act in the course of its performances under the Shareholder Servicing Agreement in the absence of bad faith, gross negligence or willful misconduct on the part of UBS Securities LLC.” Explain the basis for this exculpatory arrangement in absence of the Fund being a party to the agreement. Will the adviser pay the Fund any amounts determined to be due it but for this arrangement.

Response 53	The Fund has deleted the words “or the Fund.”

Comment 54	Disclosure in the second paragraph states that: “In contrast to the underwriting discounts and commissions . .. ., this marketing and structuring fee will be earned by and paid to Morgan Stanley & Co. Incorporated by the Adviser for advice to the Adviser on the design and structuring of, and marketing assistance with respect to, the Fund and the distribution of its common shares.” With respect to this disclosure, explain whether the adviser has any responsibility, under the §15 advisory contract, to manage the distribution of common shares?

Response 54	The services to be provided by the underwriter to the Adviser are unrelated to the Adviser’s function of advising the Fund as to the Fund’s investments in portfolio securities. Instead, the marketing and structuring fee compensates the underwriter for its work with the Adviser to design a fund that will appeal to investors, using the underwriter’s current knowledge of and experience with the investment objectives of its customer base and its experience in marketing other closed-end funds. This service is of value to the Adviser because it helps to facilitate a successful offering, thereby enhancing and maintaining the Adviser’s reputation in the closed-end fund market.

Comment 55	Other disclosure under this caption states that: “The sum of the noted fees to be paid by the Adviser to the Qualifying Underwriters and to and the sales load to be paid by the Fund will not exceed 9.00% of the aggregate initial offering price of the Common Shares offered hereby.” In light of the numerous types of fees paid in connection with this offering, clarify the fees included in and excluded from this statement.

Response 56	The sum of the fees included in the statement referenced include (i) the shareholder servicing fee paid to UBS Securities LLC, (ii) the marketing and structuring fee paid to Morgan Stanley & Co. Incorporated, (iii) the additional compensation paid to qualifying underwriters and (iv) the sales load paid to the underwriters.
Statement of Additional Information

Comment 56	Disclosure captioned “Investment Restrictions” states: “Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action.” Explain the significance of the underlined clause or delete that clause.

Response 56	The Fund has deleted the words “initial investment” to avoid confusion.

Comment 57a	Investment restrictions 2 (borrowing), 4(b) (concentration) and 5 (real estate) indicate that such activities may be engaged in to the extent permitted by the 1940 Act and the rules, regulations, or other relief granted thereunder. Add disclosure at an appropriate location that explains what the 1940 Act currently permits or prohibits and what the Fund intends to do with respect to these activities.

Response 57a	With respect to investment restriction #2, the Fund respectfully submits that the discussion requested is currently in the sixth paragraph in the section entitled “Investment objectives, principal investment strategies and risks — Use of Leverage and Related Risks” of the Prospectus. Thus, the Fund does not believe that additional disclosure is necessary.

With respect to investment restrictions #4 and #5, the Fund respectfully submits that certain of the Fund’s fundamental investment restrictions provide the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provide the necessary flexibility to allow the Fund’s Board to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

The Fund has added the requested disclosure regarding the Fund’s current intentions with respect to investment restrictions #4 and #5 immediately following the “Investment Restrictions” in the Statement of Additional Information.

Comment 57b	Restriction 3 states that the Fund will not act as an underwriter. Reconcile this prohibition with the origination of senior loans as discussed in the prospectus.

Response 57b	The Fund has revised its investment restriction to state the following: The Fund may not act as an underwriter of securities issued by others, except to the extent that, in connection with the disposition of loans or portfolio securities, it may be deemed to be an underwriter under applicable securities laws.

Comment 57c	Restriction 4 indicates that the Fund will not concentrate its investments: “except (a) excluding securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions.” Delete the first underline word and add appropriate disclosure which explains that the second underlined clause does not include private purpose industrial development bonds issued on behalf of non-governmental users.

Response 57c	The Fund has deleted the term “excluding” and has added the requested disclosure to investment restriction #4.

Comment 57d	Restriction 7 provides an exception to the prohibition against lending money or property that, among others, excepts from the prohibition such transactions carried out “(b) through the loan of portfolio securities . . .” Add disclosure regarding the Fund’s portfolio lending policy to the prospectus.

Comment 57d	The Fund does not have a present intention to lend portfolio securities and the lending of portfolio securities is not a principal investment strategy of the Fund. Therefore, the Fund respectfully does not believe that additional disclosure to the Prospectus is necessary.

Comment 58	The second paragraph of the discussion captioned “Net Asset Value” contains a discussion regarding the valuation of loans and securities with reliable market quotes and the valuation of all other securities. The remainder of the paragraph discusses the valuation of securities based upon market indicators obtained from pricing sources approved by the board. Clarify whether this latter discussion constitutes market price or fair valuation.

Response 58	The Fund has deleted the latter portion of the paragraph referenced.

Comment 59	Confirm the following disclosure appearing under the sub-caption “Other Shares” contemplates the limitations imposed by §18(i) and §23 of the 1940 Act: “The Board of Trustees (subject to applicable law and the Fund’s Agreement and Declaration of Trust) may authorize an offering, without the approval of the holders of either common shares or Preferred Shares . . .”

Response 59	The Fund respectfully submits that the phrase in the disclosure “subject to applicable laws” contemplates that the Fund considers the limitation referenced in your Comment.

Part C
Comment 60 Item 24 incorrectly indicates that a power of attorney was included with the filing. Clarify this matter.

Response 60	The Fund has amended the reference and intends to include the power of attorney in the Fund’s Pre-Effective Amendment No. 1 filing to its Registration Statement on Form N-2.

Part C

Part C — Signature Page

Comment 61	The signature page is not correct and must be revised.

Response 61	At the time of the initial filing, Mr. Robison was the Fund’s sole trustee. When Pre-Effective No. 1 is filed, ten other trustees will have been elected and will execute the signature page of the filing as required by Section 6 of the Securities Act.
     In addition, the Fund notes that the Staff had an additional comment received via telephone on May 22, 2007, which we have summarized below to the best of our understanding:

Comment 62	Explain to whether the Fund segregates its assets in connection with its swaps transactions.

Response 62	The Fund has added the following disclosure in the “Investment objectives, principal investment strategies and risks — Swaps” section of the Prospectus:

The Fund complies with applicable regulatory requirements when implementing swaps, including the segregation of cash and/or liquid securities on the books of the Fund’s custodian, as mandated by SEC rules or SEC staff positions.

The Fund supplementally notes that it segregates either the total obligation or the net obligation, depending on the type of transaction, consistent with applicable with SEC guidelines for the transaction.
*     *     *
     In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the Staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Charles B. Taylor